FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2011

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

May 31, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX drills 9.6 metres of 1.04 g/t Au at Table Top in Nevada, extends strike of mineralization by 244 metres

Max Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has received the results from the April drill program at its wholly-owned Table Top gold project in Humboldt County, Nevada.    A total of six holes (497 meters) were drilled at Table Top, with all holes intersecting gold mineralization in excess of 100 ppb Au    Highlights included drill hole MT-18, which intersected 9.6 m of 1.04 g/t Au starting at a down hole depth of 42.7 m.   Holes MT-16, 17 and 18 intersected multiple intervals of gold mineralization exceeding 100 ppb.  These latter results indicate that gold mineralization is not confined to a single zone; MT-17 had four mineralized zones.  Mineralization has now been identified over a 500 meter strike length and is still open in both directions.  The only drill holes that missed the mineralized zone were found to have been drilled over the top of the system.    MAX now has a better understanding of the trend of the mineralization and will continue exploration at Table Top following the completion of upcoming drill programs planned for its Majuba Hill and Diamond Peak properties this summer.

MAX drilled 5 holes to the northeast of the mineralized structure intersected during drilling in 2010 to test its extension and confirmed that the mineralized zone extends at least another 89.9 m northeast of previous drilling.  Drilling intersected the previously identified mineralized structures in four of five drill holes, with thicknesses comparable to what was earlier recognized.    The sixth hole was drilled 155.1 m southwest of last year’s drilling to follow-up on 1+ g/t Au surface samples

        Summary of gold intercepts in drill holes MT-16 through MT-21 (cutoff at 0.1 g/t).

Hole	Angle	From (m)	To (m)	Thickness (m)	Grade (Au g/t)

MT-16	-44	19.81	21.34	1.53	0.22
MT-17	-45	27.43	28.96	1.53	0.14
MT-17	-45	32.16	33.07	0.91	0.19
MT-17	-45	33.07	35.66	2.59	0.80
MT-17	-45	35.66	38.10	2.44	0.18
MT-17	-45	39.62	41.15	1.53	0.18
MT-17	-45	42.67	43.95	1.28	0.26
MT-18	-70	38.10	39.62	1.52	0.13
MT-18	-70	42.67	52.27	9.60	1.04
MT-19	-58	67.06	68.12	1.06	0.29
MT-19	-58	109.73	111.25	1.52	1.48
MT-20	-45	23.20	24.38	1.18	0.23
MT-20	-45	46.82	49.99	3.17	0.83
MT-20	-45	82.51	83.82	1.31	0.10
MT-21	-45	33.22	38.10	4.88	0.42

This current drill program confirms that previous interpretations are still valid regarding the occurrence of gold mineralization at Table Top.  Gold mineralization continues both northeast and southwest of the previous drilling and remains roughly the same in grade and tenor.  One of the best intersects thus far was found in hole MT-18, with 1.3 m grading 2.33 g/t at 44.20 meters down hole.  It appears that grades, if not the thickness of mineralized zones, increase with depth.

MAX is currently reviewing the 2010 and 2011 exploration data along with data from prior operators with a view to better understanding the mineralized system at Table Top prior to further drilling.  A viable target still exists along strike to the northeast and southwest and down dip where the vertically standing outcrops bend, creating a zone of structural preparation.  Further drilling is planned to the northeast towards where Goldfields reported values to 15 g/t gold from outcrops sampled in the 80’s on adjacent land.

Analysis was performed by Inspectorate American Corp. Laboratories, an ISO certified facility in Reno, Nevada, using fire assay and multi-element (ICP-ES) techniques producing assays for a 14 element suite of minerals.  Standards and duplicates were used for quality control of the samples. After the core is logged for each drill hole, the location of each site is located using a GPS in UTM coordinates using NAD 27 datum.  The core is then split and put into a sample bag which is labeled for each interval and a sample card tag put in each sample bag and taken from the core facility to the Inspectorate Laboratories. A map showing the location of the drill holes completed at Table Top is now available on our web site at www.maxresource.com.

Table Top is located along the Kings River Rift, a regional geologic feature that appears to control mineralization in the area and which hosts multiple high-grade vein-related gold systems. Along this trend is AMAX's Sleeper Canyon Mine (2.5 MM oz Au produced), located 25 miles to the north, the Goldbanks gold occurrence located 37 miles to the south, and the Sandman gold deposits, now owned by Newmont, immediately to the north.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on precious metals in Nevada, where four gold and silver properties are being actively explored in 2011. For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.  Further, this news release contains information about adjacent properties on which the Company has no right to explore or mine. Readers are cautioned that the United States Securities and Exchange Commission's mining guidelines prohibit information of this type in documents filed with the SEC and that mineral deposits on adjacent properties are not indicative of mineral deposits on the Company’s properties.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  May 31, 2011

By:      /s/ Stuart Rogers

Stuart Rogers

Director